UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69427

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Adventix Global Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Motor Parkway, 4th Fl.
                                          (No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClean	516 680 6630	dmcclean@dmacgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Ind. Area, Main Ring Road	New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClean   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Adventix Global Markets LLC   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ECHARD BIEN-AIME
Notary Public - State of Florida

Commission # HH 658104
Expires on July 14, 2029

Echard bien - aime

Signature: *David E McClean*

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.   Notarized remotely online using communication technology via Proof.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Adventix Global Markets LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 ☎
info@masllp.com ✉
www.masllp.com ▷

Report of the Independent Registered Public Accounting Firm

To the Members of
Adventix Global Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Adventix Global Markets LLC (the "Company ") as of December 31, 2025, and the related statements of operations, changes in Members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirement Under Rule 15c3-3) and Schedule III (Information Relating to Possession or Control Requirement Under Rule 15c-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in Schedule I, II & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

_____

Mercurius & Associates LLP

We have served as the Company's Auditor since since 2022.

New Delhi, India
April 10, 2026



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ▷



Report of Independent Registered Public Accounting Firm

To the Members of
Adventix Global Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of the Adventix Global Markets LLC ("the Company ") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

_____
Mercurius & Associates LLP

We have served as the Company's Auditor since 2022

New Delhi, India
April 10, 2026



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Supplementary Information:

Report of Independent Registered Public Accounting Firm on Exemption Report

Adventix Global Markets LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS	
Current Assets	
Checking/Savings	
Chase Bank ▶	230,918.14 ◀
Total Checking/Savings	230,918.14
Total Current Assets	230,918.14
TOTAL ASSETS	230,918.14
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - Auditor	6,305.00
Accounts Payable - Corporate Re	1,296.00
Accounts Payable - Data Retenti	2,424.31
Accounts Payable - Taxes	29,973.56
Total Accounts Payable	39,998.87
Total Current Liabilities	39,998.87
Total Liabilities	39,998.87
Equity	
Additional Paid In Capital	410,000.00
Ardent Membership Interest	183,787.53
Equity - Ardent Post Closing	216,000.00
Owner's Equity	-5,214,295.59
Retained Earnings	4,717,152.94
Net Income	-121,725.61
Total Equity	190,919.27
TOTAL LIABILITIES & EQUITY ▶	230,918.14 ◀

See notes to financial statements.

Adventix Global Markets LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
January 1 through December 31

Ordinary Income/Expense	
Expense	
Administrative Expenses	-59,975.00
Audit Expenses	13,661.00
Communications	
Data	1,110.42
Communications - Other	1,313.89
Total Communications	2,424.31
Compensation Expense	
Payroll Taxes	28,373.56
Salary Expense - Officers	106,601.20
Total Compensation Expense	134,974.76
Occupancy	3,500.00
Office Expenses	3,000.00
Other Business Expenses	
Bank Charges & Fees	96.54
Total Other Business Expenses	96.54
Professional Fees	
Professional Fees - Compliance	20,424.00
Total Professional Fees	20,424.00
Regulatory Fees	
FINRA Fees	1,620.00
Regulatory Fees - Other	2,000.00
Total Regulatory Fees	3,620.00
Total Expense	121,725.61
Net Ordinary Income	-121,725.61
Net Income	**-121,725.61**

Adventix Global Markets LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2025

Balance - January 1, 2025	$	250,657
Contributions		61,988
Deductions		--
Net loss		(121,726)
Balance - December 31, 2025	$	190,919

Adventix Global Markets LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025
January 1 through December 31

OPERATING ACTIVITIES	
Net Income	-121,725.61
▼ Adjustments to reconcile Net Income	
▼ to net cash provided by operations:	
Accounts Payable - Auditor	-3,299.00
Accounts Payable - Data Retenti	2,424.31
Accounts Payable - Taxes	28,373.56
Accounts Payable Office Svs.	-9,500.00
Net cash provided by Operating Activities	-103,726.74
FINANCING ACTIVITIES	
Ardent Membership Interest	22,994.00
Equity - Ardent Post Closing	16,000.00
Owner's Equity	22,993.88
Net cash provided by Financing Activities	61,987.88
Net cash increase for period	-41,738.86
Cash at beginning of period	272,657.00
Cash at end of period	230,918.14

Adventix Global Markets LLC

Notes to Financial Statements
December 31, 2025

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Adventix Global Markets LLC, (formerly known as "Angel Island Capital Services, LLC) (the "Company") is a wholly-owned subsidiary of **Ardent Financial Limited**, based in the United Kingdom (in January 2025 Ardent Financial Limited changed its name to "Jackson Square Partners Limited," but there was no other change to the organization). Prior thereto, Company was wholly-owned by ICON Capital Holdings, LLC, a Delaware limited liability company ("ICON"). Hereinafter, Ardent Financial Limited will be referred to as the "Parent."

Establishment: The Company was organized on December 26, 2013 as a Delaware limited liability company. On February 4, 2023, it changed its name to its current name in its state of domicile. The Company is a registered broker-dealer, effective as of February 10, 2015 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act, 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from securities transactions of various types.

Post-Establishment Events: On December 11, 2022, ICON acquired the membership interests held by Angel Island Operations Holdings 2, LP, pursuant to a successful Continuing Membership Application ("CMA") process with FINRA..

Subsequently, on February 22, 2024, ICON sold all of its interests in Company to Ardent Financial Limited, in conjunction with a successful CMA with FINRA.

The Company intends to clear all customer transactions through another qualified clearing broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2024. Presently, Company has no customers, nor does it have any clearing arrangements.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. GOING CONCERN

The Company will continue for the foreseeable future and it is not the intention to, nor is there the need to, liquidate the Company or cease operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025. The Company was previously headquartered in California. California state-related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California. It owes franchise taxes for the years 2023 and 2024, which it intends to pay in the first quarter of 2026.

Uncertain tax positions
In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards

Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are related to regulated broker dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

4. **RELATED PARTY TRANSACTIONS**

The Company has entered into an expense sharing agreement with ICON and then with Parent. Both ICON and Parent charged a fee for certain typical office services, including office space, in its office located in Newport Beach, California. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2025, ICON and then Parent charged the Company $500 per month for such expenses. At year end, the amount accrued, $16,000, was converted to equity.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $190,919 which was above the required minimum net capital of $100,000 by $90,919. Aggregate indebtedness at December 31, 2025 totaled $39,999. The Company's percentage of aggregate indebtedness to net capital was 20.95%.

6. SUBSEQUENT EVENTS

None.

Adventix Global Markets LLC

(A Limited Liability Company)

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

Adventix Global Markets LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 of
THE SECURITIES AND EXCHANGE ACT
December 31, 2025

Schedule I

Total member's equity	$ 190,919
Deductions and/or charges:	
Ownership Equity Non-Allowable	
Other Non-allowable assets	
Total deductions and/or charges	
Net capital	$ 190,919
Computation of basic net capital requirement: Minimum net capital requirement, greater of 6 2/3%	
of aggregate indebtedness $16,100	$2,667
Statutory minimum net capital requirement	$ 100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 100,000
Excess net capital at 120% of required statutory minimum	$70,919
Computation of aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$39,999
Percentage of aggregate indebtedness to net capital	20.95%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing **as amended on April 7, 2026**. No reconciliation is necessary.

OTHER INFORMATION
DECEMBER 31, 2025

Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2025.

EXEMPTION REPORT

Adventix Global Markets LLC (formerly, "Angel Island Capital Services, LLC") (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
b. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k) for the year ended December 31, 2025 without exception.

I, David McClean, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer

April 7, 2026



MERCURIUS & ASSOCIATES LLP

Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ↗

Report of Independent Registered Public Accounting Firm

To the Members of
Adventix Global Markets LLC

We have reviewed management's statement, included in the accompanying Adventix Global Markets LLC's Exemption Report (the "Exemption Report"), in which

(1) Adventix Global Markets LLC (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 k(2)(ii) (the "exemption provisions"); and

(2) The Company stated that they met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 10, 2026



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India